Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Universal Corporation for the registration of debt securities, preferred stock, common stock, warrants, stock purchase contracts, and units and to the incorporation by reference therein of our reports dated May 28, 2008, with respect to the consolidated financial statements of Universal Corporation, and the effectiveness of internal control over financial reporting of Universal Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

November 20, 2008